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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2011	2010	2009	2008	2007
Income before income taxes(1)	$21,012	$19,737	$18,159	$16,742	$14,492
Add:
Fixed charges, excluding capitalized interest	1,576	1,499	1,667	2,021	1,942

Income as adjusted before income taxes	$22,588	$21,236	$19,826	$18,763	$16,434

Fixed charges:
Interest expense	$964	$923	$1,108	$1,461	$1,422
Capitalized interest	9	5	13	15	9
Portion of rental expense representative of interest	612	576	559	560	520

Total fixed charges	$1,585	$1,504	$1,680	$2,036	$1,951

Ratio of income to fixed charges	14.3	14.1	11.8	9.2	8.4

(1)
Income before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)